SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

PITTS, PATRICE M.
DIRECT LINE: 202.383.0548
E-mail: patrice.pitts@sutherland.com

May 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Transamerica Advisors Life Insurance Company
Request for Withdrawal of Registration Statement on Form S-6,
Pursuant to Rule 477 (File No. 33-61670)

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), and on behalf of Transamerica Advisors Life Insurance Company of New York ("the Company") and ML of New York Variable Life Separate Account II ( "Account II"), we hereby request the withdrawal of the Company's registration statement on Form S-6 for the MLNY Estate Investor II contracts (the “Contracts”) (File No. 33-61670), as filed with the Securities and Exchange Commission on or about April 26, 1993, and amended by post-effective amendments 1-8 thereto (collectively, the "Registration Statement").

The reasons for this withdrawal request are that the Company has determined that no Contracts have been sold pursuant to the Registration Statement (or the prospectus contained therein) since the registration of the Contracts in 1993, and has also determined not to sell the Contracts in the future.

It should be noted that Account II is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-7152). Account II is the funding vehicle for different variable life insurance contracts issued by the Company that are registered separately under the 1933 Act. Therefore, Account II will maintain its registered status under the 1940 Act.

We respectfully request that the Commission issue its consent to withdrawal of the Registration Statement as soon as reasonably practicable. Your assistance in this matter is greatly appreciated. If you have any questions regarding this request, please contact the undersigned at 202.383.0548.

Sincerely,

/s/ Patrice M. Pitts

Patrice M. Pitts

cc:           Arthur D. Woods, Esq
Mary Jane Wilson-Bilik, Esq.

PMP/ga

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